OR ROYALTIES REPORTS 56% YEAR-OVER-YEAR INCREASE
IN CASH FLOWS FROM OPERATIONS IN Q1 2026

Montréal, May 6th, 2026 - OR Royalties Inc. ("OR Royalties" or the "Company") (OR: TSX & NYSE) is pleased to announce its consolidated financial results for the first quarter of 2026. Amounts presented are in United States dollars, except where otherwise noted.

Financial Highlights

  22,740 gold equivalent ounces ("GEOs1") earned (19,014 GEOs in Q1 20252);
  Record revenues from royalties and streams of $102.8 million ($54.9 million in Q1 2025);
  Robust cash flows generated by operating activities of $71.9 million ($46.1 million in Q1 2025), even after payment of 2025 income taxes in Canada of $13.7 million;
  Cash margin3 of $99.5 million or 96.8% ($53.3 million or 97.1% in Q1 2025);
  Net earnings of $73.6 million, $0.39 per basic share ($25.6 million, $0.14 per basic share in Q1 2025);
  Record adjusted earnings3 of $75.0 million, $0.40 per basic share ($29.5 million, $0.16 per basic share in Q1 2025);
  Cash balance of $94.9 million as at March 31, 2026;
  Acquisition for cancellation, under the normal course issuer bid, of a total of 322,470 common shares for $12.9 million (C$17.7 million; average acquisition price per share of C$54.84); and,
  Declaration of a quarterly dividend of $0.055 per common share paid on April 15, 2026 to shareholders of record as of the close of business on March 31, 2026.

Other Highlights

  Acquisition of an additional 1.0% net smelter return ("NSR") royalty covering the producing Namdini mine in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah Mining Limited for total cash consideration of up to $103.5 million, of which $98.5 million was paid during the first quarter;
  Definitive agreement to acquire Terraco Gold Corp. ("Terraco"), a wholly-owned subsidiary of Sailfish Royalty Corp., which indirectly owned NSR royalty assets, largely consisting of royalties that cover Solidus Resources LLC's Spring Valley Gold Project located in Pershing County, Nevada, USA, for a total cash consideration of $168.0 million;
  Definitive agreement with Gold Fields Limited ("Gold Fields") to acquire a high-quality portfolio of precious metals assets consisting of eight royalties (the "GFL Portfolio") for a total cash consideration of $115.0 million, anchored by a 1.5% NSR royalty on Compañía de Minas Buenaventura S.A.A.'s producing San Gabriel gold and silver mine located in the Province of General Sánchez Cerro, Peru. In addition to the GFL Portfolio, the Company has agreed to pay Gold Fields $52.0 million in exchange for deferred payment obligations totaling $60.0 million payable by Galiano Gold Inc. ("Galiano") ($30.0 million on or before December 31, 2026 and $30.0 million upon production of an aggregate of 100,000 ounces of gold from the Nkran deposit at Galiano's Asanko Gold Mine in Ghana). The transaction is expected to close in the second quarter of 2026;

  Exercise by SolGold plc and Jiangxi Copper Company Limited of a buy-down right to buy back 50% of the Cascabel gold stream. Consequently, OR Royalties International Ltd. received 4,290 ounces of gold (which are not included in the 22,740 GEOs earned for the first quarter as disclosed above), subject to a transfer price of 20%, as a one-time payment for the 50% stream buy-down, representing a net value of approximately $17.5 million on the delivery date; and,
  Appointment of Messrs. Kevin Thomson and Patrick Godin as Independent Directors to the Company's Board of Directors. Concurrently with the appointment of Mr. Thomson, the Company announced that Mr. William Murray John has resigned as a Director of the Company.

Subsequent to March 31, 2026

  Publication of the sixth edition of the Company's sustainability report, Growing Responsibly, in addition to the OR Royalties 2026 Asset Handbook;
  Closing of the Terraco acquisition in April 2026, which was financed by a drawdown on the credit facility;
  Definitive agreement to acquire a $28.0 million precious metals stream on Canadian Copper Inc.'s New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant;
  Sale of the entire non-core equity position in Osisko Metals Incorporated for net proceeds of $34.8 million;
  First royalty payment from Ramelius Resources Limited's Dalgaranga mine was received on April 30, 2026; and,
  Declaration of a quarterly dividend of $0.065 per common share payable on July 15, 2026 to shareholders of record as of the close of business on June 30, 2026, an increase of 18.2% compared to the previous quarterly dividend.

Management Commentary

Jason Attew, President & CEO of OR Royalties commented: "OR Royalties delivered solid operational performance across our asset base in the first quarter, establishing a strong foundation to achieve our 2026 guidance range of 80,000 to 90,000 GEOs.

Following a disciplined 2025, corporate development activity accelerated significantly this past quarter. We committed to deploying $438.5 million during the period to acquire 13 new royalties. Several of these additions will immediately contribute to our 2026 cash flows, while others further complement our five-year growth outlook out to 2030. Most importantly, we secured these assets at above-average industry returns, ensuring that these transactions were highly accretive to our shareholders."

Q1 2026 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Thursday, May 7th, 2026 at 10:00 am EDT

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montreal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 23492

Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1759380&tp_key=8724546b09

Replay (available until Sunday, June 7th, 2026 at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 23492#

Replay also available on our website at www.ORroyalties.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties' portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.'s Canadian Malartic Complex, one of the world's largest gold mines.

OR Royalties' head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices

	Three months ended March 31
	2026	2025

Gold (i)	$4,873	$2,860
Silver (ii)	$84.33	$31.88
Copper (iii)	$12,844	$9,340

(i) The London Bullion Market Association's pm price in U.S. dollars per ounce.

(ii) The London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The London Metal Exchange's price in U.S. dollars per tonne.

(2) Three months ended March 31, 2025 ("Q1 2025").

(3) Non-IFRS Measures

Cash Margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained by dividing the cash margin (in dollars) by the revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross margin and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended March 31,
	2026	2025
	$	$

Royalty interests
Revenues	62,397	36,790
Less: cost of sales (excluding depletion)	(326)	(145)
Cash margin (in dollars)	62,071	36,645

Depletion	(6,220)	(2,710)
Gross profit	55,851	33,935

Stream interests
Revenues	40,435	18,126
Less: cost of sales (excluding depletion)	(3,015)	(1,474)
Cash margin (in dollars)	37,420	16,652

Depletion	(4,431)	(5,034)
Gross profit	32,989	11,618

Royalty and stream interests
Total cash margin (in dollars)	99,491	53,297
Divided by: total revenues	102,832	54,916
Cash margin (in percentage of revenues)	96.8%	97.1%

Total - Gross profit	88,840	45,553

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversals related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairments of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended March 31,
	2026	2025
(in thousands of dollars, except per share amounts)	$	$

Net earnings	73,582	25,640

Adjustments:
Foreign exchange gain	(640)	(160)
Share of loss of associates	-	3,752
Net loss (gain) on investments	1,896	(286)
Tax impact of adjustments	185	(41)

Adjusted earnings	75,023	29,477

Weighted average number of common shares outstanding (000's)	187,607	186,979

Adjusted earnings per basic share	0.40	0.16

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that preliminary financial information may be subject to quarter-end and year-end adjustments, and the availability of the uncommitted accordion of the credit facility. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. All statements in this press release, other than statements of historical fact, are forward-looking statements, including statements that address, without limitation: future events, the closing of the recently announces transactions with Gold Fields Limited and Sailfish Royalty Corp. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from Mineral Resource Estimates or production forecasts by operators, (d) differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace Mineral Resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties' business, operations and financial condition, and (g) geopolitical uncertainties; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties' PFIC status (d) that preliminary financial information may be subject to quarter-end and year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties' ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

OR Royalties Inc. Consolidated Balance Sheets As at March 31, 2026 and December 31, 2025 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2026	2025
	$	$

Assets

Current assets

Cash	94,941	142,131
Amounts receivable	5,633	3,227
Other assets	2,951	2,326
	103,525	147,684

Non-current assets

Investments	209,800	189,260
Royalty, stream and other interests	1,203,240	1,140,026
Goodwill	79,778	81,134
Other assets	8,341	8,375
	1,604,684	1,566,479

Liabilities

Current liabilities

Accounts payable and accrued liabilities	5,556	7,477
Dividends payable	10,309	10,293
Income tax liabilities	8,141	13,655
Lease liabilities	1,209	1,207
	25,215	32,632

Non-current liabilities

Lease liabilities	3,430	3,795
Deferred income taxes	102,873	98,011
	131,518	134,438

Equity

Share capital	1,694,084	1,688,122
Contributed surplus	59,037	65,873
Accumulated other comprehensive loss	(55,827)	(51,780)
Deficit	(224,128)	(270,174)
	1,473,166	1,432,041
	1,604,684	1,566,479

OR Royalties Inc. Consolidated Statements of Income For the three months ended March 31, 2026 and 2025 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

	2026	2025
	$	$

Revenues	102,832	54,916

Cost of sales	(3,341)	(1,619)
Depletion	(10,651)	(7,744)
Gross profit	88,840	45,553

Other operating expenses
General and administrative	(6,040)	(4,959)
Business development	(2,554)	(2,079)
Gain on the buy-down of a stream interest	7,161	-
Gain on sale of gold bullion	419	-
Operating income	87,826	38,515
Interest income	1,856	598
Finance costs	(762)	(1,730)
Foreign exchange gain	640	160
Share of loss of associates	-	(3,752)
Other losses, net	(1,896)	(286)
Earnings before income taxes	87,664	33,505
Income tax expense	(14,082)	(7,865)
Net earnings	73,582	25,640

Net earnings per share
Basic and diluted	0.39	0.14

OR Royalties Inc. Consolidated Statements of Cash Flows For the three months ended March 31, 2026 and 2025 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

	2026	2025
	$	$
Operating activities
Net earnings	73,582	25,640
Adjustments for:
Share-based compensation	1,787	2,089
Depletion and amortization	10,989	8,032
Gain on the buy-down of a stream interest	(7,161)	-
Gain on sale of gold bullion	(419)	-
Share of loss of associates	-	3,752
Gain on shares received under an anti-dilution provision	(794)	-
Change in fair value of financial assets at fair value through profit and loss	2,690	286
Foreign exchange gain	(897)	(92)
Deferred income tax expense	3,090	7,242
Other	(538)	104
Net cash flows provided by operating activities before changes in non-cash working capital items	82,329	47,053
Changes in non-cash working capital items	(10,466)	(974)
Net cash flows provided by operating activities	71,863	46,079

Investing activities
Acquisitions of investments	(10,000)	(11,364)
Acquisitions of royalty and stream interests	(98,540)	(5,285)
Proceeds from the sale of gold bullion	17,875	-
Other	(32)	(17)
Net cash flows used in investing activities	(90,697)	(16,666)

Financing activities
Increase in long-term debt	16,000	10,437
Repayment of long-term debt	(16,000)	(30,000)
Exercise of share options and shares issued under the share purchase plan	3,723	2,587
Normal course issuer bid purchase of common shares	(12,893)	-
Dividends paid	(9,483)	(7,610)
Withholding taxes on settlement of restricted and deferred share units	(9,822)	(653)
Other	(261)	(210)
Net cash flows used in financing activities	(28,736)	(25,449)

(Decrease) increase in cash before effects of exchange rate changes	(47,570)	3,964
Effects of exchange rate changes on cash	380	10
Net (decrease) increase in cash	(47,190)	3,974
Cash - beginning of period	142,131	59,096
Cash - end of period	94,941	63,070